UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)

                          Mexico Equity and Income Fund
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    592834105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

                   Check the appropriate box to designate the
                 rule pursuant to which this schedule is filed:

                               /X/ Rule 13d-1 (b)
                               /_/ Rule 13d-1 (c)
                               /_/ Rule 13d-1 (d)


-----------------------                                  -----------------------
CUSIP No. 592834105                 13G                      Page 2 of 6 Pages
-----------------------                                  -----------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/
                                                                       (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    488,728
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      488,728
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         488,728
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).      Name of Issuer:

                Mexico Equity and Income Fund (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                The address of the Issuer's principal executive offices 622 Third Avenue, New York, New York 10017, United States.

Item 2(a).      Name of Person Filing:

                This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).      Citizenship:

                The citizenship of the Reporting Person is set forth on the applicable cover page.

Item 2(d).      Title of Class of Securities:

                The  title  of the  securities  is  Common  Stock  (the  "Common
                Stock").

Item 2(e).      CUSIP Number:

                The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  /_/ Broker or dealer registered under section 15 of the Act;

               (b)  /X/ Bank as defined in section 3(a)(6) of the Act;*

               (c) /_/ Insurance Company as defined in section 3(a)(19) of the Act;

               (d) /_/ Investment Company registered under section 8 of the Investment Company Act of 1940;

________________________

* The Reporting Person, a banking institution organized under the laws of the Federal Republic of Germany, is filing this Schedule 13G under Rule 13d-1(b) as a "bank" in reliance upon the letter of the Securities and Exchange Commission to Deutsche Bank AG dated April 14, 1994.

               (e)  /_/ An  investment  adviser  in  accordance  with Rule 13d-1
                    (b)(1)(ii)(E);

               (f)  /_/  An  employee   benefit  plan,  or  endowment   fund  in
                    accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) /_/ A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) /_/ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) /_/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  /_/ Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                    If this statement is filed pursuant to Rule 13d-1 (c), check this box. /_/

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Reporting  Person owns the amount of the Common Stock as set forth on the cover page.

               (b)  Percent of class:

                    The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         The  Reporting  Person  has the  sole  power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                    (ii) shared power to vote or to direct the vote:

                         The  Reporting  Person has the shared  power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                         The  Reporting  Person has the sole power to dispose or
                    direct the disposition of the Common Stock as set forth on the cover page.

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Common Stock as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2002


                                                DEUTSCHE BANK AG



                                                By:  /s/ Jeffrey A. Ruiz
                                                   Name:     Jeffrey A. Ruiz
                                                   Title:    Vice President



                                                By:  /s/ Margaret M. Adams
                                                   Name:     Margaret M. Adams
                                                   Title:    Director